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                                                                    EXHIBIT 4.75

SUMMARY OF KEY TERMS IN CONSULTANCY SERVICE AGREEMENT DATED 8 JANUARY 2007 BETWEEN OJAVA (OVERSEAS) LTD. AND PANORAMA ASIA LIMITED

Panorama Asia Limited ("Panorama") will provide the integrated planning and strategy with respect to the value-added telecommunication business ("VAT Business") cooperation between Beijing Ojava Technology Co., Ltd ("Ojava Technology") and Shanghai Dong Fang Long Xin Media Co., Ltd.

The consultancy service fees payable to Panorama shall be calculated as follows:
(1) if the annual revenues arising from the VAT Business are less than RMB150 million, the annual consultancy service fees shall be 40% of actual tax-after revenues annually received by Ojava Technology; or (2) if the annual revenues arising from the VAT Business exceed RMB150 million, the annual consultancy service fees shall be 37.5% of actual tax-after revenues annually received by Ojava Technology.

Either party has right to unilaterally terminates this agreement where both parties duly perform their respective obligations under this agreement. If any affiliate company or strategic cooperation company of any party fails to perform obligations under this agreement, the counterpart has right to require the party to correct such default by giving 30 days written notice. In the event that the counterpart fails to correct such default of its affiliate company or strategic cooperation company within 30 days after receiving the written notice, the counterpart has right to unilaterally terminate this agreement immediately.

This agreement will expire on 31 December 2009.